EXHIBIT 99


                                                                April 28, 1997

                                                                     Immediate


KENNAMETAL ANNOUNCES INITIAL PUBLIC OFFERING OF JLK DIRECT DISTRIBUTION INC.

Latrobe, Pa., April 28, 1997 - Kennametal Inc. (KMT/NYSE) announced today that the Board of Directors approved a proposal to sell, through an initial public offering (IPO), up to 20 percent of common stock by its newly formed subsidiary, JLK Direct Distribution Inc. (JLK). Following the offering, Kennametal will own approximately 80 percent of the outstanding common stock of JLK and will retain a majority of both the economic and voting interests of JLK. The Company also announced the filing of a registration statement with the Securities and Exchange Commission (SEC) covering this offering.

President and Chief Executive Officer Robert L. McGeehan said, "We are taking this action to increase visibility to investors of our fast-growing metalworking industrial supply distribution business, to enhance the implementation of our strategic business plan and to further increase the value of Kennametal stock. This should have a positive effect on Kennametal's continued growth by providing focused leadership and entrepreneurial incentives to the metalworking industrial supply distribution business." Mr. McGeehan added, "Mike Ruprich will become the chief executive officer of JLK. Mike previously served as Kennametal's director of global marketing and sales for the past year and before that as president of J&L America, Inc."

JLK, the newly formed subsidiary of Kennametal, will operate the industrial supply business consisting of its wholly owned J&L America, Inc. (J&L) subsidiary and its Full Service Supply program. JLK will market the full Kennametal line of metalcutting products, a broad range of metalworking tooling and related products, including a full line of cutting tools, carbide and other metalworking inserts, abrasives, drills, machine tool accessories and other industrial supplies. The Company will meet the needs of small and medium-sized customers through its direct marketing catalog and showroom programs and will serve large industrial manufacturers through integrated industrial supply programs.

Additionally, on April 25, 1997, Kennametal, through its J&L subsidiary, entered into an agreement to acquire all the outstanding stock of the Strelinger Company (Strelinger). Strelinger is based in Troy, Michigan, and is engaged in the distribution of metalcutting tools and industrial supplies. Strelinger had sales of $30 million in its latest fiscal year and employed approximately 85 people. J&L will pay approximately $4 million in cash and will assume certain liabilities totaling $7 million. The transaction is expected to close on April 30, 1997.

Michael W. Ruprich, newly appointed chief executive officer of JLK, stated, "This acquisition meets our strategic requirements and will allow us to increase our influence in the Midwest, which is one of the largest markets for consumable industrial supplies." Ruprich added, "Strelinger has very positive brand name recognition, experienced management and excellent existing locations coupled with a strong metalworking focus. This acquisition will give us greater access to customers' tool crib management programs and will accelerate our penetration of medium-sized accounts."

Merrill Lynch & Co. and Goldman, Sachs & Co. have been selected as the managing underwriters of the offering. The proposed public offering is expected to occur in the second quarter of calendar 1997, subject to market conditions. In addition, JLK will grant to the underwriters a 30-day over-allotment option to purchase shares of common stock.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.